NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Monaco Coach Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on March 30, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation based its determination on the 'abnormally low' selling price of the Company's common stock, which closed at $0.06 on March 2, 2009, with a resultant market capitalization of approximately $1.8 million. The Company announced on March 2, 2009, that it has provided termination notices to the majority of its remaining workforce while it continues to seek additional financing or capital or a corporate transaction. The Company noted that absent consummation of a sale or obtaining additional financing or capital, it may ultimately be forced to shut down operations. Prior to the NYSE's February 26, 2009 rule filing submitted to the Securities and Exchange Commission ('SEC') to temporarily suspend the $1.00 minimum share price requirement, the Company had previously been notified that it had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period. 1. The Exchange's Listed Company Manual, Sections 802.01D, states, in part, that the Exchange may delist a security of either a domestic or non-U.S. issuer when: the security has 'an abnormally low selling price'. 2. The Exchange, on March 3, 2009, determined that the Common Stock should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on March 3, 2009. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on March 3, 2009 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.